UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor
Montevideo, Uruguay, 11100
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.        Arcos Dorados Holdings Inc. Unaudited Condensed Consolidated Financial Statements as of September 30, 2025 and December 31, 2024 and for the nine-month period ended September 30, 2025 and 2024 (Unaudited).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Roman Ajzen
Name: Roman Ajzen
Title: Chief Legal Officer

Date: November 12, 2025

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements
As of September 30, 2025 and December 31, 2024 and for the nine-month period ended September 30, 2025 and 2024 (Unaudited).

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
 For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2025	2024
REVENUES
Sales by Company-operated restaurants	$3,257,987	$3,175,578
Revenues from franchised restaurants	153,729	150,364
Total revenues	3,411,716	3,325,942

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,177,955)	(1,115,088)
Payroll and employee benefits	(615,362)	(603,392)
Occupancy and other operating expenses	(961,128)	(930,182)
Royalty fees	(198,935)	(198,527)
Franchised restaurants – occupancy expenses	(64,691)	(62,995)
General and administrative expenses	(227,679)	(209,682)
Other operating income, net	88,824	15,519
Total operating costs and expenses	(3,156,926)	(3,104,347)
Operating income	254,790	221,595
Net interest expense and other financing results	(8,004)	(39,059)
Gain from derivative instruments	861	733
Foreign currency exchange results	(2,590)	(15,823)
Other non-operating (expense) income, net	(1,027)	106
Income before income taxes	244,030	167,552
Income tax expense, net	(56,723)	(76,695)
Net income	187,307	90,857
Less: Net income attributable to non-controlling interests	(361)	(502)
Net income attributable to Arcos Dorados Holdings Inc.	$186,946	$90,355

Earnings per share information:
Basic and Diluted net income attributable to Arcos Dorados Holdings Inc. per common share	$0.89	$0.43

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
 Consolidated Statements of Comprehensive Income
 For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars

	2025	2024
Net income	$187,307	$90,857
Other comprehensive income (loss), net of tax:
Foreign currency translation	99,461	(51,044)
Cash flow hedges:
Net (loss) gain recognized in accumulated other comprehensive loss	(27,297)	16,377
Reclassification of net loss (gain) to consolidated statement of income	27,742	(9,125)
Cash flow hedges (net of deferred income taxes of ($1,596) and ($2,118))	445	7,252
Securities available for sale:
Unrealized gain on available for sale securities	444	438
Reclassification adjustment for loss included in net income	—	438
Securities available for sale (net of deferred income taxes of $(95) and $(147))	444	876
Total other comprehensive income (loss)	100,350	(42,916)
Comprehensive income	287,657	47,941
Less: Comprehensive income attributable to non-controlling interests	(378)	(462)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$287,279	$47,479

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of September 30, 2025 and December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	September 30, 2025	As of
	(Unaudited)	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$182,797	$135,064
Short-term investments	74,075	3,529
Accounts and notes receivable, net	149,627	119,441
Other receivables	72,503	42,469
Inventories	56,888	51,650
Prepaid expenses and other current assets	112,383	115,834
Derivative instruments	1,126	416
Total current assets	649,399	468,403
Non-current assets
Miscellaneous	228,952	93,581
Collateral deposits	2,500	2,500
Property and equipment, net	1,274,677	1,127,042
Net intangible assets and goodwill	145,822	66,644
Deferred income taxes	104,980	90,287
Derivative instruments	63,320	79,874
Equity method investments	16,104	14,346
Lease right of use asset	1,080,411	949,977
Total non-current assets	2,916,766	2,424,251
Total assets	$3,566,165	$2,892,654
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$319,987	$347,895
Royalties payable to McDonald’s Corporation	26,094	20,860
Income taxes payable	16,019	39,004
Other taxes payable	83,204	79,462
Accrued payroll and other liabilities	160,763	113,259
Provision for contingencies	1,329	1,199
Interest payable	14,306	7,798
Short-term debt	—	60,251
Current portion of long-term debt	6,037	2,624
Derivative instruments	4,342	1,292
Operating lease liabilities	100,679	92,280
Total current liabilities	732,760	765,924
Non-current liabilities
Accrued payroll and other liabilities	90,493	20,928
Provision for contingencies	39,009	29,157
Long-term debt, excluding current portion	985,211	715,974
Derivative instruments	1,654	—
Deferred income taxes	1,969	2,084
Operating lease liabilities	968,774	849,158
Total non-current liabilities	2,087,110	1,617,301
Total liabilities	2,819,870	2,383,225
Equity
Class A shares of common stock	389,967	389,967
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,659
Retained earnings	800,776	664,390
Accumulated other comprehensive loss	(568,151)	(668,484)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc. shareholders’ equity	744,799	508,080
Non-controlling interests in subsidiaries	1,496	1,349
Total equity	746,295	509,429
Total liabilities and equity	$3,566,165	$2,892,654
See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars

	2025	2024
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$186,946	$90,355
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	144,925	133,704
Gain on restaurant businesses transactions	(8,171)	(5,501)
Foreign currency exchange results	8,550	11,103
Gain from derivative instruments	(861)	(733)
Others, net	2,350	(8,831)
Changes in assets and liabilities	(169,821)	(60,303)
Net cash provided by operating activities	163,918	159,794
Investing activities
Property and equipment expenditures	(179,921)	(239,169)
Purchases of restaurant businesses paid at acquisition date	(7,057)	(6,083)
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,106	7,146
Proceeds from short-term investments	44,300	75,786
Acquisition of short and long term investments	(124,393)	(30,000)
Other investing activity	(1,960)	115
Net cash used in investing activities	(266,925)	(192,205)
Financing activities
Issuance of 2032 Senior Notes	597,498	—
Proceeds from sale of 2029 Senior Notes	16,156	—
Cash Tender of 2027 Senior Notes	(379,265)	—
Payments for debt issue costs	(6,158)	—
Short and long term borrowings	26,437	37,382
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(37,920)	(37,917)
Payment of short-term debt	(53,456)	(26,643)
Payments related to derivative instruments and derivative premiums	(258)	(11,502)
Other financing activities	(4,085)	(4,267)
Net cash provided by (used in) financing activities	158,949	(42,947)
Effect of exchange rate changes on cash and cash equivalents	(8,209)	(5,395)
Increase (decrease) in cash and cash equivalents	47,733	(80,753)
Cash and cash equivalents at the beginning of the year	135,064	196,661
Cash and cash equivalents at the end of the period	$182,797	$115,908

Supplemental cash flow information:
Cash paid during the period for:
Interest	$45,712	$28,395
Income tax net of refunds	82,899	92,463
Non-cash investing and financing activities:
Dividend declared pending of payment	12,640	12,640
Seller financing and others pending of payment	4,735	1,622
Settlement of franchise receivables related to purchases of restaurant businesses	—	1,434
Receivable related to sales of restaurant businesses	517	750
See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statement of Changes in Equity
For the nine-month period ended September 30, 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common stock in treasury		Total	Non- controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at beginning of fiscal year	132,972,119	$389,967	80,000,000	$132,915	$8,659	$664,390	$(668,484)	(2,309,062)	$(19,367)	$508,080	$1,349	$509,429
Net income for the period (Unaudited)	—	—	—	—	—	186,946	—	—	—	186,946	361	187,307
Other comprehensive income (Unaudited)	—	—	—	—	—	—	100,333	—	—	100,333	17	100,350
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share) (Unaudited)	—	—	—	—	—	(50,560)	—	—	—	(50,560)	—	(50,560)
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	—	—	(231)	(231)
Balances at end of period (Unaudited)	132,972,119	$389,967	80,000,000	$132,915	$8,659	$800,776	$(568,151)	(2,309,062)	$(19,367)	$744,799	$1,496	$746,295

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statement of Changes in Equity
For the nine-month period ended September 30, 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common stock in treasury		Total	Non- controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at beginning of fiscal year	132,964,031	$389,907	80,000,000	$132,915	$8,719	$566,188	$(563,081)	(2,309,062)	$(19,367)	$515,281	$1,558	$516,839
Net income for the period (Unaudited)	—	—	—	—	—	90,355	—	—	—	90,355	502	90,857
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(42,876)	—	—	(42,876)	(40)	(42,916)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share) (Unaudited)	—	—	—	—	—	(50,557)	—	—	—	(50,557)	—	(50,557)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	8,088	60	—	—	(60)	—	—	—	—	—	—	—
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	—	—	(749)	(749)
Balances at end of period (Unaudited)	132,972,119	$389,967	80,000,000	$132,915	$8,659	$605,986	$(605,957)	(2,309,062)	$(19,367)	$512,203	$1,271	$513,474

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.    Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a company limited by shares incorporated and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company indirectly owns 100% of the equity interests in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 ADBV entered into a Stock Purchase Agreement and Master Franchise Agreements (the “Original MFAs”) with McDonald’s Corporation pursuant to which ADBV acquired the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations.

Effective January 1, 2025, the Company entered into two new Master Franchise Agreements (the “MFAs”) with McDonald´s Corporation that replaced the Original MFAs. The term of the MFAs is 20 years for all of the Territories other than French Guiana, Guadeloupe and Martinique (which are subject to 10 year terms with an option to extend such terms for an additional term of 10 years). The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore its ability to conduct its business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs.

The Company has operations in twenty-one territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI), Venezuela and, since July 2025, Saint Martin. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.    Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its condensed consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for a complete set of financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2024.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the condensed consolidated financial statements.

Operating results for the nine-month period ended September 30, 2025 are not necessarily indicative of results that may be expected for any future periods.

3.    Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the condensed consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Use of estimates

The preparation of the condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these condensed financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, have been considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if their functional currency was the reporting currency of the immediate parent company (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity.

In addition, in these territories, there are foreign currency restrictions. Since 2019, Argentina adopted several measures including, among others: (i) taxes to increase the official exchange rate for certain services and goods, (ii) approvals required from the Central Bank of Argentina to access foreign currency to settle imports of goods or services or to pay dividends or principal and interest on financial payables to foreign parties. Since 2024, deregulations were implemented including, among others: shortened payment deadlines of imports of goods and services, instruments available for the payment of past-due dividends and free access to foreign currency for future dividend payments. Venezuela’s currency restrictions have been in place for several years under different foreign exchange regulations. Although in 2019, the Central Bank of Venezuela loosened those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited. Additionally, the Venezuelan market is subject to price controls. Its government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the nine-month period ended September 30, 2025.

As of September 30, 2025, Argentina’s and Venezuela’s net nonmonetary asset positions were $175.7 million and $23.4 million, respectively, mainly fixed assets.

Other receivables and Miscellaneous

As of September 30, 2025, the Company’s Brazilian subsidiary recognized a federal tax credit related to the period from 2016 through 2023 for $134,100, of which $26,820 was classified as current within Other Receivables, and $107,280 as non-current within Miscellaneous in the consolidated balance sheet. As of the reporting date, certain administrative procedures remain pending, which will enable the subsidiary to apply the credit against future Federal Taxes payments.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements and letter of credit fees.

The Company follows the provisions of ASC 350-40-30 within ASC 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight line basis.

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise. As a consequence of the entry into the MFAs, the Company is required to pay to McDonald’s Corporation a franchise fee in respect of each Company-operated restaurant in operation as of January 1, 2025. This fee is capitalized as an intangible asset, which as of September 30, 2025 amounts to $67,592. The related liability is included within Accrued payroll and other liabilities, non-current portion, and is payable in two equal installments on August 1, 2027, and August 1, 2037

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers the restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Accounts payable outsourcing

In the ordinary course of business, the Company looks to obtain extended payment terms during the negotiation process with suppliers, which payment terms can vary from 15 days to up to 180 days after the invoice date. In this context, the Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. Independent from the Company, the financial institutions offer suppliers to voluntarily sell their receivables to them in an arrangement separately negotiated by the supplier and the financial institution. This service also allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. The Company’s responsibility is limited to making payment on the original due dates of the invoice negotiated with the supplier, regardless of whether the supplier sells its receivable. The Company is not permitted to remit payment to the financial institution or the supplier on a date later than the original due date of the invoice under any circumstances. The payment terms and purchase price of the original invoice do not change once the supplier elects to participate. Those payment terms vary from 45 days to up to 180 days after the invoice date. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. As a result, the Company does not pay any fee to the financial institutions for purchasing the suppliers' receivables and it does not receive any fee, commission, refund or discount from the financial institutions for the accounts payable services arrangement. The Company retains the right to all early pay discounts offered by suppliers if they do not sell their receivables.

As of September 30, 2025 and December 31, 2024, the amounts under the accounts payable services arrangement and included in Accounts Payable in the Balance Sheet were $16,715 and $14,849, respectively.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Recent accounting pronouncements

Income Taxes

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The pronouncement expands the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The Company is currently in the process of determining the impact that ASU 2023-09 will have on the Company’s consolidated financial statement disclosures.

Income Statement Expenses - Disaggregation

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The pronouncement expands the disclosure requirements for expenses, specifically by providing more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently in the process of determining the impact that ASU 2024-03 will have on the Company's consolidated financial statement disclosures.

Credit Losses
In July 2025, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2025-05, Credit Losses (Topic 326): “Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The pronouncement provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. It also applies when assets are acquired in transactions accounted for under ASC 805, Business Combinations. The amendments in this ASU are effective for all entities for annual reporting periods beginning after 15 December 2025 and interim reporting periods within those annual reporting periods. The Company is currently in the process of determining the impact that ASU 2025-05 will have on the Company’s consolidated financial statement disclosures.

Internal-use Software

In September 2025, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2025-06, which clarifies and modernizes the accounting for costs related to internal-use software in Accounting Standards Codification (ASC) 350-40, “Intangibles — Goodwill and Other — Internal-Use Software”. The pronouncement removes all references to project stages throughout ASC 350-40 and clarifies the threshold entities apply to begin capitalizing costs. ASU 2025-06 is effective for fiscal years beginning after 15 December 2027, and interim periods within those fiscal years. Entities may apply the guidance using a prospective, retrospective or modified transition approach. Early adoption is permitted. The Company is currently in the process of determining the impact that ASU 2025-06 will have on the Company’s consolidated financial statement disclosures.

No other new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.    Short-term debt

Short-term debt consists of the following:

	As of
	September 30, 2025	As of
	(Unaudited)	December 31, 2024
Bank overdrafts	$—	$686
Short-term bank loans	—	55,065
Revolving Credit Facility	—	4,500
Total	$—	$60,251

Short-term bank loans

The following table presents the information related to short-term bank debt:

				Principal as of
Territories	Entity	Currency	Annual interest rate	September 30, 2025 (Unaudited)	December 31, 2024	Maturity
Panama	Citibank N.A.	USD	SOFR + 2.10%	$—	$5,000	February 2025
Puerto Rico	Citibank N.A.	USD	SOFR + 2.10%	—	14,000	February 2025
Chile	Banco de Chile	CLP	6.84%	—	8,677	March 2025
	Banco Itaú Chile		7.53%	—	17,388	June 2025
Uruguay	Banco Itaú Uruguay S.A.	USD	5.74%	—	8,000	May 2025
	Banco Bilbao Vizcaya Argentaria Uruguay S.A.		5.55%	—	2,000
Total				$—	$55,065

Syndicated Revolving Credit Facility

On September 30, 2025, the Company and its wholly owned subsidiary ADBV entered into a new $200 million Syndicated Revolving Credit Facility with JP Morgan Chase Bank, N.A., Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Banco Santander (Brasil) S.A. - Grand Cayman Branch, Bank of America, N.A., BNP Paribas, Banco de Crédito del Perú and Firstbank Puerto Rico (the “Syndicated Revolving Credit Facility”). The Syndicated Revolving Credit Facility has a four-year maturity, beginning September 30, 2025, with an optional one-year extension, and an interest rate of SOFR plus 2.10% to 2.40%.

This Syndicated Revolving Credit Facility permits the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty.

The obligations of the Company and ADBV under the Syndicated Revolving Credit Facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The Syndicated Revolving Credit Facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; and (v) engage in substantially different lines of business.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

In addition, the Company is required to comply, as of the last day of each quarter, with a consolidated net indebtedness to EBITDA ratio of less than 3.00x. As of September 30, 2025, this ratio was 1.23x and as such the Company was in compliance.

The Syndicated Revolving Credit Facility provides for customary events of default which would permit or require the lenders to terminate their obligation to provide loans and/or to declare all sums outstanding under the loan documents immediately due and payable.

No amounts are due as of the date of issuance of these condensed consolidated financial statements in connection with the Syndicated Revolving Credit Facility.

Before entering into the Syndicated Revolving Credit Facility abovementioned, the Company maintained revolving credit facilities with J.P. Morgan, Itaú Unibanco S.A. and Banco Santander (Brasil) S.A. for $25,000 each. As of the date of issuance of these consolidated financial statements, these revolving credit facilities have been terminated.

5.    Long-term debt

Long-term debt consists of the following:

	As of
	September 30, 2025	As of
	(Unaudited)	December 31, 2024
2032 Notes	$600,000	$—
2029 Notes	350,000	334,200
2027 Notes	—	379,265
Finance lease obligations	11,246	9,087
Long-term bank loans	34,351	—
Other long-term borrowings	6,869	2,791
Subtotal	1,002,466	725,343
Discounts and premiums on Notes	(4,471)	(3,956)
Deferred financing costs ("DFC")	(6,747)	(2,789)
Total	$991,248	$718,598
Current portion of long-term debt	6,037	2,624
Long-term debt, excluding current portion	$985,211	$715,974

2032 and 2027 Notes

On January 15, 2025, the Company announced the commencement of an offer to purchase for cash any and all of its outstanding 2027 Notes.

Furthermore, on January 29, 2025, ADBV issued Senior Notes for an aggregate principal amount of $600 million which mature in 2032 (the "2032 Notes"). The 2032 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries. Periodic payments of principal are not required and interest on the 2032 Notes accrues at a rate of 6.375% per annum and is payable semi-annually commencing on July 29, 2025.

The proceeds of the 2032 Notes were used (i) to fund the cash tender offer, which resulted in the repurchase on January 29, 2025 of 35.27% of the outstanding principal of 2027 Notes for a total amount of $136,145 plus accrued and unpaid interest; (ii) to redeem on April 4, 2025 all remaining outstanding 2027 Notes at a redemption price of 100%, which represented a total amount of $243,120 plus accrued and unpaid interest; and (iii) for general corporate purposes.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

2029 Notes

In September 2025, ADBV sold certain 2029 Notes that it had repurchased during 2022 and 2023, representing an aggregate principal amount of $15,800, for a total of $16,200 plus accrued and unpaid interest.

The following table summarizes the activity of 2029 Notes as of September 30, 2025:

Transaction	Date	Principal Amount	Average Price	Total (payment) /collection (i)
Issuance	April 27, 2022	$350,000	—	$—
Open market repurchases	During 2022	$(12,800)	93.87%	$(12,015)
Open market repurchases	During 2023	$(3,000)	93.76%	$(2,813)
Sale	During 2025	$15,800	102.25%	$16,156
Principal amount of 2029 Notes as of September 30, 2025:		$350,000
(i) Not including accrued and unpaid interest

The following table presents additional information related to the 2032, 2029 and 2027 Notes (the “Notes”):

			Principal as of
	Annual interest rate	Currency	September 30, 2025 (Unaudited)	December 31, 2024	Maturity
2032 Notes	6.375%	USD	$600,000	$—	January 29, 2032
2029 Notes	6.125%	USD	350,000	334,200	May 27, 2029
2027 Notes	5.875%	USD	—	379,265	April 4, 2027

The following table presents additional information for the nine-month period ended September 30, 2025 and 2024:

	Interest Expense (i)		DFC Amortization (i)		Amortization of Premium/Discount, net (i)
	2025 (Unaudited)	2024 (Unaudited)	2025 (Unaudited)	2024 (Unaudited)	2025 (Unaudited)	2024 (Unaudited)
2032 Notes	$25,712	$—	$564	$—	$250	$—
2029 Notes	15,352	15,352	353	353	516	517
2027 Notes	4,193	16,810	886	344	866	346
(i) These charges are included within “Net interest expense and other financing results” in the consolidated statements of income.

Long-term bank loans

On May 6, 2025, the Company renewed its short-term loans with Banco Itau Uruguay S.A. and Banco Bilbao Vizcaya Argentaria Uruguay S.A. for the same total amount of $8,000 and $2,000, respectively, which now mature on November 6, 2026 and bear interest at an annual rate of 3.90% and 3.95%, respectively. Additionally, in July 2025, the Company entered into new long-term loans with the same lenders for $9,500 and $5,500, respectively, which mature in January 2027 and bear interest at an annual rate of 4.31% and 4.10%, respectively.

Moreover, the Company renewed $9,351 million of its short-term loan with Banco Itau Chile, which now matures in January 2027, bears interest at an annual rate of 5.65% and is now considered a long-term loan.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents additional information related to long-term bank loans:

				Principal as of
Territories	Entity	Currency	Annual interest rate	September 30, 2025 (Unaudited)	December 31, 2024	Maturity
Chile	Banco Itaú Chile	CLP	5.65%	$9,351	$—	January 2027
Uruguay	Banco Itaú Uruguay S.A.	USD	3.90%	8,000	—	November 2026
			4.31%	9,500	—	January 2027
	Banco Bilbao Vizcaya Argentaria Uruguay S.A.		3.95%	2,000	—	November 2026
			4.10%	5,500	—	January 2027
Total				$34,351	$—

6.    Derivative instruments

The Company’s derivatives that are designated for hedge accounting consist of cross-currency interest rate swaps, forward contracts, principal only swaps, call spreads, interest coupon only swaps and sustainability linked ESG principal only swaps. All these derivatives are classified as cash flow hedges. Further details are in the “Derivatives designated as hedging instruments” section.

Additionally, the Company enters into certain derivatives that are not designated for hedge accounting. The Company has entered into forward contracts and call spreads to mitigate the impacts of foreign currency fluctuations on foreign currency denominated liabilities. Further details are in the “Derivatives not designated as hedging instruments” section.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of September 30, 2025 and December 31, 2024:

		Assets			Liabilities
Type of Derivative	Balance Sheet Location	As of	As of	Balance Sheet Location	As of	As of
		September 30, 2025 (Unaudited)	December 31, 2024		September 30, 2025 (Unaudited)	December 31, 2024
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$346	$2,093	Accrued payroll and other liabilities	$(2,177)	$—
Forward contracts	Derivative instruments	—	—	Derivative instruments	(39)	—
Principal only swap	Derivative instruments	—	—	Derivative instruments	(2,163)	—
Call spread + coupon-only swap	Derivative instruments	12,078	16,998	Derivative instruments	(1,758)	(179)
Sustainability-linked ESG principal only swap	Derivative instruments	22,344	25,617	Derivative instruments	(231)	(207)
Cross-currency interest rate swap	Derivative instruments	28,898	37,627	Derivative instruments	(1,539)	(620)
Subtotal		$63,666	$82,335		$(7,907)	$(1,006)
Derivatives not designated as hedging instruments
Forward contracts	Derivative instruments	1,092	48	Derivative instruments	(266)	(286)
Call spread	Derivative instruments	34	—	Derivative instruments	—	—
Subtotal		$1,126	$48		$(266)	$(286)
Total derivative instruments		$64,792	$82,383		$(8,173)	$(1,292)

Derivatives designated as hedging instruments

Cash flow hedges

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of September 30, 2025, the Company estimated that the whole amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 12 months.

Moreover, the Company has entered into certain instruments designated as cash flow hedges to reduce the exposure to variability in expected future cash flows related to intercompany loans (principal and interest). The Company uses forward contracts, principal only swaps, call spreads, coupon-only swaps, cross-currency interest rate swaps and a sustainability-linked ESG principal only swaps. As of September 30, 2025, the Company estimated that the whole amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 4 years.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents the notional amounts of the Company’s outstanding derivative instruments classified as cash flow hedges:

	Notional amount as of
	September 30, 2025 (Unaudited)	December 31, 2024
Forward contracts	$83,504	$48,799
Call spread + coupon-only swap	89,000	89,000
Cross-currency interest rate swap	80,000	80,000
Sustainability-linked ESG principal only swaps	50,000	50,000
Principal only swap	15,000	—

Additional disclosures

The following table presents the pretax amounts affecting income and other comprehensive income (loss) for the nine-month period ended September 30, 2025 and 2024 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	(Loss) Gain Recognized in Accumulated OCI on Derivative (Unaudited)		Loss (Gain) Reclassified from Accumulated OCI into income (Unaudited)
	2025	2024	2025	2024
Forward contracts	$(5,308)	$2,501	$1,197	$638
Principal only swap	(2,462)	—	2,716	—
Cross-currency interest rate swaps	(15,489)	12,699	13,250	(7,820)
Call spread	(2,959)	868	16,278	(1,000)
Coupon-only swap	(6,038)	1,160	317	(389)
Sustainability linked ESG principal only swap	(7,120)	6,297	7,659	(5,584)
Total	$(39,376)	$23,525	$41,417	$(14,155)

The net (loss) gain reclassified from accumulated OCI into income is presented as follows:

	For the nine-month period ended September 30,
Adjustment to:	2025 (Unaudited)	2024 (Unaudited)
Food and paper	$(1,268)	$(638)
Net interest expense and other financing results	(2,593)	(1,213)
Foreign currency exchange results	(37,556)	16,006
Total	$(41,417)	$14,155

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Derivatives not designated as hedging instruments

The Company has entered into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately within “Gain from derivative instruments”.

The following table presents the notional amounts of the Company’s outstanding derivative instruments not designed as hedging instruments:

	Notional amount as of
	September 30, 2025 (Unaudited)	December 31, 2024
Forward contracts	$7,922	$5,000
Call spread	24,000	—

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.    Share-based compensation

Phantom RSU Award

The following table provides information about the awards granted by the Company and pending of vesting as of September 30, 2025:

Grant	Units	Vesting period
2023	626,648	May 2026
2024	536,097	May 2027
2025	39,904	April 2026
	792,651	May 2028

The total compensation expense for the nine-month period ended September 30, 2025 and 2024 amounts to $3,245 and $1,155, respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table summarizes the activity under the plan as of September 30, 2025:

	Units	Settlement
Outstanding at December 31, 2024	2,178,314	$—
2025 Grant	845,624	—
Vesting and settlement of 2022 grant	(786,293)	6,306
Vesting and settlement of 2024 grant	(28,800)	220
Forfeited	(213,545)	—
Outstanding at September 30, 2025	1,995,300	—

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
The following table provides a summary of the plan as of September 30, 2025:

Total Non-vested
Number of units outstanding (i)	1,995,300
Share price as of September 30, 2025	6.75
Total fair value of the plan	13,468
Weighted-average accumulated percentage of service	43.50%
Accrued liability (ii)	5,859
Compensation expense not yet recognized (iii)	7,609

(i)Awards will vest between April 2026 and May 2028.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non-current consolidated balance sheet.
(iii)Expected to be recognized in a weighted-average period of 2.12 years.

8.    Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)to agree with McDonald’s on a restaurant opening plan. Under the terms of the plan, the Company expects to open 90-100 restaurants in 2025. In addition, the Company has agreed to use its best efforts to reimage at least 10% of its eligible restaurants. The Company may also propose, subject to McDonald’s consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions;
(ii)to pay to McDonald’s Corporation an initial franchise fee for each new restaurant opened. In addition, the Company will pay an initial franchise fee for each franchised restaurant in operation as of January 1, 2025, which will be payable in two equal installments (August 1, 2027 and August 1, 2037).
(iii)to pay monthly royalties commencing at a rate of 6.0% of gross sales of the restaurants during the first 10 years. This percentage will increase to 6.25% and 6.5% for the subsequent two five-year periods of the agreement;
(iv)to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of at least 5% of the Company’s gross sales on advertising and promotion activities, unless otherwise agreed with McDonald’s;
(v)to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(vi)to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

If the Company is not in compliance with these (or other) commitments under the MFAs, it could be in material breach. A breach of the MFAs would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the Company’s business.

For the nine-month period ended September 30, 2025, the Company was in compliance with the financial ratio requirements mentioned in point (vi) above. The ratios for the period mentioned, were as follows:

	September 30, 2025 (Unaudited)	June 30, 2025 (Unaudited)	March 31, 2025 (Unaudited)
Fixed Charge Coverage Ratio	2.26	2.05	2.14
Leverage Ratio	3.24	3.53	3.80

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

In addition, the Company, through ADBV, maintains standby letters of credit in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs, for a total aggregate drawing amount of $80 million. These letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The following table presents information related to the standby letters of credit:

Bank	Currency	Amount
Itaú	$	15,000
Banco Bilbao Vizcaya Argentaria, S.A.	$	45,000
J.P. Morgan	$	20,000

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Required Maximum Ratio	September 30, 2025 (Unaudited)
Itaú	Net indebtedness to EBITDA (not including interest payable)	4.50	0.27
Banco Bilbao Vizcaya Argentaria, S.A.	Net indebtedness to EBITDA (including interest payable)	4.00	0.22
J.P. Morgan	Indebtedness to EBITDA (including interest payable)	4.50	0.67

For the nine-month period ended September 30, 2025, the Company was in compliance with each ratio.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of September 30, 2025 and December 31, 2024, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $40,338 and $30,356, respectively, presented as follows: $1,329 and $1,199 as a current liability and $39,009 and $29,157 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

	As of
	September 30, 2025	As of
	(Unaudited)	December 31, 2024
Tax contingencies in Brazil	$30,880	$22,113
Labor contingencies in Brazil	10,361	8,821
Others	6,893	5,763
Subtotal	48,134	36,697
Judicial deposits	(7,796)	(6,341)
Provision for contingencies	$40,338	$30,356

As of September 30, 2025, there are certain matters related to the interpretation of tax, customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $500 million and $547 million. In accordance with ASC 450-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

As of September 30, 2025, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $202 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.    Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280.

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” which is comprised of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana, the U.S. Virgin Islands of St. Croix and St. Thomas and, since July 2025, Saint Martin and (iii) the South Latin American division, or “SLAD,” which is comprised of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. The accounting policies of the segments are the same as those described in Note 3 of the Consolidated Financial Statements as of December 31, 2024.

The Company's chief operating decision maker is the Chief Executive Officer ("CEO”) and adjusted EBITDA is the measure of segment's profit or loss used to evaluate segment performance and resource allocation.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following tables present information about profit, or loss, significant expenses, other segment items and assets for each reportable segment:

	For the nine-month period ended
	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$1,268,278	$1,322,400
NOLAD	927,986	922,610
SLAD	1,215,452	1,080,932
Total revenues	$3,411,716	$3,325,942

Significant expenses (a):
Company-operated restaurant expenses:
Brazil	$(1,020,697)	$(1,008,737)
NOLAD	(787,845)	(792,900)
SLAD	(1,030,789)	(943,255)
Total Company-operated restaurant expenses	$(2,839,331)	$(2,744,892)

Franchised restaurants-occupancy expenses:
Brazil	$(41,281)	$(41,054)
NOLAD	(7,868)	(8,224)
SLAD	(8,872)	(6,952)
Total Franchised restaurants-occupancy expenses	$(58,021)	$(56,230)

General and administrative expenses:
Brazil	$(46,099)	$(42,738)
NOLAD	(42,352)	(38,299)
SLAD	(44,500)	(40,165)
Total reportable segments	(132,951)	(121,202)
Corporate	(71,156)	(64,481)
Total General and administrative expenses	$(204,107)	$(185,683)

Other segment items:
Brazil	$89,760	$10,750
NOLAD	7,507	2,259
SLAD	(5,003)	457
Total reportable segments	92,264	13,466
Corporate	(5)	113
Total Other segment items (a) (b)	$92,259	$13,579

Adjusted EBITDA:
Brazil	$249,961	$240,621
NOLAD	97,428	85,446
SLAD	126,288	91,017
Total reportable segments	473,677	417,084
Corporate and others (i)	(71,161)	(64,368)
Total adjusted EBITDA	$402,516	$352,716

(a) Depreciation and amortization are not included within the significant expenses, such as Company-operated restaurant expenses, Franchised restaurants-occupancy expenses, Selling, general & administrative expenses and Other segment items.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

(b) Other segment items include results related to restaurant transactions, rental income of excess properties, accrual for contingencies, recovery of taxes, results from equity method investments, write-offs of inventory and other miscellaneous items.

	For the nine-month period ended
	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$402,516	$352,716

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(144,925)	(133,704)
Gains from sale and insurance recovery of property and equipment	1,248	3,276
Write-offs of long-lived assets	(4,049)	(693)
Operating income	254,790	221,595
(Less) Plus:
Net interest expense and other financing results	(8,004)	(39,059)
Gain from derivative instruments	861	733
Foreign currency exchange results	(2,590)	(15,823)
Other non-operating (expense) income, net	(1,027)	106
Income tax expense, net	(56,723)	(76,695)
Net income attributable to non-controlling interests	(361)	(502)
Net income attributable to Arcos Dorados Holdings Inc.	$186,946	$90,355

	For the nine-month period ended
	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Brazil	$56,342	$54,383
NOLAD	42,398	37,862
SLAD	40,235	34,082
Total reportable segments	138,975	126,327
Corporate and others (i)	5,950	7,377
Total depreciation and amortization	$144,925	$133,704

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	For the nine-month period ended
	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$81,675	$75,523
NOLAD	37,957	72,314
SLAD	60,175	91,314
Others	114	18
Total property and equipment expenditures	$179,921	$239,169

	As of
	September 30,
	2025	December 31,
	(Unaudited)	2024
Total assets:
Brazil	$1,579,099	$1,164,179
NOLAD	1,043,532	959,403
SLAD	880,426	822,342
Total reportable segments	3,503,057	2,945,924
Corporate and others (i)	160,692	40,366
Purchase price allocation (ii)	(97,584)	(93,636)
Total assets	$3,566,165	$2,892,654

(i)Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of September 30, 2025 corporate assets primarily include cash and cash equivalents and short-term investments. As of December 31, 2024, corporate assets primarily include cash and cash equivalents, short-term investments and lease right of use.

(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill. As of September 30, 2025 and December 31, 2024, primarily related with the reduction of goodwill.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares, neither of which have par value.

Issued and outstanding capital

As of each of September 30, 2025 and December 31, 2024, the Company had 210,663,057 outstanding shares, consisting of 130,663,057 Class A shares and 80,000,000 Class B shares. In addition, 2,309,062 Class A shares were held in treasury.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent, that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due.

On March 11, 2025, the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.24 per share to be paid in four installments, as follows: $0.06 per share on March 27, June 27, September 26 and December 26, 2025, respectively. As of September 30, 2025, the Company paid $37,920 of cash dividends.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Accumulated other comprehensive loss

The following tables set forth information with respect to the components of “Accumulated other comprehensive loss” as of September 30, 2025 and 2024, respectively, and their related activity during the nine-month period ended:

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2024	$(667,652)	$3,231	$(4,063)	$(668,484)
Other comprehensive income (loss) before reclassifications (Unaudited)	99,444	(27,297)	444	72,591
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	27,742	—	27,742
Net current-period other comprehensive income (Unaudited)	99,444	445	444	100,333
Balances at September 30, 2025 (Unaudited)	$(568,208)	$3,676	$(3,619)	$(568,151)

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2023	$(555,781)	$(3,015)	$(4,285)	$(563,081)
Other comprehensive (loss) income before reclassifications (Unaudited)	(51,004)	16,377	438	(34,189)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	(9,125)	438	(8,687)
Net current-period other comprehensive (loss) income (Unaudited)	(51,004)	7,252	876	(42,876)
Balances at September 30, 2024 (Unaudited)	$(606,785)	$4,237	$(3,409)	$(605,957)

(i)Related to unrealized results on available for sale securities. For the nine-month period ended September 30, 2025 and 2024 the Company maintains Securities classified as available for sale in accordance with guidance in ASC 320 Investments – Debt and Equity Securities amounting to $4,986 and $4,899, respectively, included within “Short-term investments” in the Consolidated Balance Sheet. The amortized cost at acquisition amounted to $8,690 and $8,545 for the nine-month period ended September 30, 2025 and 2024, respectively.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
11.    Earnings per share

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the nine-month period ended
	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$186,946	$90,355
Weighted-average number of common shares outstanding - Basic and Diluted	210,663,057	210,659,761
Basic and Diluted net income attributable to Arcos Dorados Holdings Inc. per common share	$0.89	$0.43

12.    Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, French Guiana, Guadeloupe, Martinique, Aruba, Curaçao, the USVI, and Trinidad and Tobago (the “Axionlog Business”). Pursuant to this agreement, Axionlog provides the Company inventory distribution, storage and transportation services in the countries in which it operates.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of September 30, 2025 and December 31, 2024:

	As of
	September 30,	December 31,
	2025	2024
	(Unaudited)
Other receivables	4,202	5,995
Miscellaneous	4,239	4,031
Accounts payable	(25,884)	(27,261)

The following table summarizes the transactions between the Company and the Axionlog Business for the nine-month period ended September 30, 2025 and 2024:

	For the nine-month period ended
	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Food and paper (i)	$(268,518)	$(255,469)
Occupancy and other operating expenses	(9,070)	(8,120)

(i)Includes $57,043 of distribution fees and $211,475 of supplier purchases managed through the Axionlog Business for the nine-month period ended September 30, 2025; and, $49,946 and $205,523, respectively, for the nine-month period ended September 30, 2024.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the outstanding balances between the Company and its equity method investments as of September 30, 2025 and December 31, 2024:

	September 30, 2025 (Unaudited)		December 31, 2024
	Lacoop II, S.C	Saile (i)	Lacoop II, S.C	Saile (i)
Other receivables	$2,145	$1,230	$2,091	$978
Accounts payable	(3,828)	—	(5,936)	—

(i) Operadora de Franquicias Saile S.A.P.I. de C.V.

13.    Disclosures about fair value of financial instruments

Assets and liabilities measured and recorded at fair value on recurring basis

The Company's assets and liabilities measured and recorded at fair value on recurring basis were valued using:

Level 1 inputs: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3 inputs: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability.

As of September 30, 2025, and December 31, 2024, the Company had not changed the methodology, nor the assumptions used to estimate the fair value of the financial instruments.

There were no transfers to and from Levels 1, 2 and 3 during the nine-month period ended September 30, 2025, nor during the year ended December 31, 2024.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month period ended September 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2025 and December 31, 2024:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	As of	As of	As of	As of	As of	As of	Balance as of	Balance as of
	September 30, 2025 (Unaudited)	December 31, 2024	September 30, 2025 (Unaudited)	December 31, 2024	September 30, 2025 (Unaudited)	December 31, 2024	September 30, 2025 (Unaudited)	December 31, 2024
Assets
Cash equivalents	$110,647	$61,579	$—	$—	$—	$—	$110,647	$61,579
Short-term Investments	64,395	—	9,680	3,529	—	—	74,075	3,529
Derivatives	—	—	64,792	82,383	—	—	64,792	82,383
Total Assets	$175,042	$61,579	$74,472	$85,912	$—	$—	$249,514	$147,491
Liabilities
Derivatives	$—	$—	$8,173	$1,292	$—	$—	$8,173	$1,292
Total Liabilities	$—	$—	$8,173	$1,292	$—	$—	$8,173	$1,292

Certain financial assets and liabilities not measured at fair value

As of September 30, 2025, the fair value of the Company’s short term and long-term debt was estimated at $980,340, compared to a carrying amount of $1,005,554. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of September 30, 2025, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities.